UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 09, 2014

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Receives Regulatory and Antitrust Clearance

for Merger with Atlas Copco and announces Completion Date

Crawley, West Sussex, United Kingdom, 9 January 2014 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”), a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services, announces that all regulatory and antitrust clearances and approvals necessary for its merger with Atlas Copco Group (NASDAQ OMX Stockholm: ATCO A, ATCO B), the Sweden-based provider of industrial productivity solutions, have now been obtained.

Closing of the transaction is therefore expected to take place by close of business today, 9 January 2014, and consequently Edwards ADSs are anticipated to cease trading on the NASDAQ stock exchange prior to market opening on 10 January 2014. On closing, the fixed cash payment of $9.25 per share will become payable to shareholders.

Under the terms of the merger agreement filed with the SEC on 28 August 2013, an additional payment of up to $1.25 per share is potentially payable post-closing, calculated according to a mechanism set out in the merger agreement.  This is on the basis of Edwards’ achieving 2013 revenues in excess of £587.5 million and capped at £650 million, together with exceeding certain Adjusted EBITDA targets set between £113.9 million and £145 million. The additional payment will be paid after the financial results for the fourth quarter of 2013 have been completed, which is expected before the end of the first quarter of 2014.

Contacts

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0)1293 528844

investors@edwardsvacuum.com

Monica Gould

The Blueshirt Group

+1 212 871-3927

monica@blueshirtgroup.com

Forward-Looking Statements

This document may include forward-looking statements such as statements regarding the Company’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, the Company does not have any intention or obligation to publicly update or revise any forward-looking statements after the Company distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in the Company’s SEC filings. Copies of the Company’s SEC filings are available from the SEC website, www.sec.gov.

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services. These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 09, 2014	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay
	Name:	ADAM RAMSAY
	Title:	GENERAL COUNSEL